UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

AVENTURA HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

86681R 10 5

(CUSIP Number)

Mark R. Horvath, Manager

Horvath Holdings, LLC

25221 Dequindre

Madison Heights, MI 48071

(248) 298-0225

With copies to:

Michael T. Raymond, Esq.

Dickinson Wright PLLC

301 E. Liberty, Suite 500

Ann Arbor, MI 48104-2266

(734) 623-1663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Horvath Holdings, LLC. I.R.S. Identification No. 202498502
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Michigan

(7) Sole Voting Power 2,751,339,181 common shares
(8) Shared Voting Power 0
(9) Sole Dispositive Power 2,751,339,181 common shares
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 2,751,339,181 common shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 51%
(14)	Type of Reporting Person OO – Limited Liability Company

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark R. Horvath
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States

(7) Sole Voting Power 2,751,339,181 common shares
(8) Shared Voting Power 0
(9) Sole Dispositive Power 2,751,339,181 common shares
(10) Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned By Each Reporting Person 2,751,339,181 common shares
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 51%
(14)	Type of Reporting Person IN – Individual

In accordance with Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by the Reporting Person (defined below) to amend and supplement only information that has materially changed from the information set forth in the Schedule 13D filed by the Reporting Person on May 26, 2006 (the “Initial Schedule 13D”), as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 6, 2006 (“Amendment No. 1”), as amended further by the Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 8, 2007 (“Amendment No. 2”), with respect to the shares of common stock in Aventura Holdings, Inc. (collectively, the “Schedule 13D”). Unless otherwise indicated herein, terms used and defined in this Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2.

ITEM 1.	SECURITY AND ISSUER

The security upon which this report is based is the common stock of Aventura Holdings, Inc., a Florida corporation (the “Company”), with a principal place of business located at 2650 Biscayne Blvd., First Floor, Miami, FL, 33137.

ITEM 2.	IDENTITY AND BACKGROUND

(i) Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Horvath Holdings, LLC (the “Reporting Person”) is a limited liability company organized under the laws of the State of Michigan which owns and operates automobile dealerships and finance companies concentrating in the sub-prime lending market. The address of the Reporting Person’s principal place of business and principal office is 25221 Dequindre, Madison Heights, MI 48071. The Reporting Person’s sole manager and member is Mark R. Horvath, a U.S. citizen with the same address as the Reporting Person (“Horvath”). Horvath’s present principal occupation is manager of the Reporting Person.

During the past five years, neither the Reporting Person nor the Reporting Person’s sole member and manager, Mark R. Horvath, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(i) Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 3.

On May 16, 2006 the Reporting Person acquired 200,000,000 shares of common stock of the Company and a Warrant (described in Item 6 herein) to purchase additional shares of common stock of the Company covered by this statement, in exchange for the Reporting Person’s assignment to the Company of 300 common shares (30% of the equity) of Ohio Funding Group, Inc., a Michigan corporation, which had an agreed value of $100,000. On October 1, 2006, an additional 200,000,000 shares of common stock of the Company were issued to the Reporting Person as a result of a partial exercise of the Warrant in exchange for the Reporting Person’s assignment to the Company of an additional 300 common shares (an additional 30% of the equity) of Ohio Funding Group, Inc., which had an agreed value of $100,000. These transactions were previously reported on the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2. As a result of these transactions, the Reporting Person currently owns of record 400,000,000 shares of the Company’s common stock.

Additionally, as set forth below in Item 6, the Reporting Person has delivered notice of its intent to fully exercise the Replacement Warrant (defined below). Upon closing of the transactions contemplated by the full exercise of the Replacement Warrant, the Reporting Person will be entitled to acquire approximately 2,351,339,181 shares of the Company’s common stock (the “Warrant Shares”). The Reporting Person’s notice of full exercise of the Replacement Warrant described the consideration for the Warrant Shares as being the remaining 40% equity interest in Ohio Funding Group, Inc., a Michigan corporation (“Ohio Funding”), and N.A.F. Corporation, a Michigan corporation. The parties have not mutually agreed with respect to the value of such consideration as of the date of this filing.

ITEM 4.	PURPOSE OF TRANSACTION

(i) Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 4.

The Reporting Person intends to review on a continuing basis its investment in the common stock of the Company and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the common stock, acquire additional common stock, or dispose of all or a portion of the common stock it now owns or may hereafter acquire.

Except as otherwise noted below, the Reporting Person does not have plans that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(b) except as set forth in the final paragraph of this Item 4 below, a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c) except as otherwise disclosed in Items 4 and 6 with respect to the Reporting Person’s right to nominate directors of the Company, any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors to fill any existing vacancies on the board;

(d) any other material change in the present capitalization or dividend policy of the Company;

(e) with the exception of any necessary amendments to the Company’s articles of incorporation to accommodate the issuance of the Warrant Shares, and except as otherwise disclosed in Item 6, any other material change in the Company’s business or corporate structure;

(f) with the exception of any necessary amendments to the Company’s articles of incorporation to accommodate the issuance of the Warrant Shares, any changes in the Company’s bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i) any action similar to any of those enumerated above.

With respect to Item 4(b) above, the Reporting Person has recently entered into an agreement, pursuant to which, among other things, it agreed to cause Ohio Funding (a majority controlled subsidiary of the Company) to discharge certain debt owed to it by its borrower in exchange for the assignment to the Reporting Person for the benefit of Ohio Funding of the right to certain cash proceeds pursuant to a financing agreement with such borrower. The discharge of such debt has been submitted to the shareholders of Ohio Funding for approval and remains pending as of the date of this filing. The documents relating to this transaction are attached as exhibits 10.1-10.8 to this Amendment No. 3 to Schedule 13D and are incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(i) Subsections (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Person beneficially owns 2,751,339,181 shares of common stock of the Company, or approximately 51% of the voting securities of the Company, which includes (1) 400,000,000 shares of the Company’s common stock held of record by the Reporting Person as of the date of this filing; and (2) 2,351,339,181 shares of the Company’s common stock assuming full exercise of the Replacement Warrant. Horvath, as sole member and manager of the Reporting Person, has complete voting and investment power over such shares. The foregoing calculation is based on the number of outstanding shares set forth on the Company’s 10-Q filed on May 15, 2007.

(b) The responses of the Reporting Person and Horvath with respect to rows seven through ten (7-10) of the cover pages to this Amendment No. 3 to Schedule 13D are incorporated herein by reference.

(c) Except for the Reporting Person’s delivery of notice to the Company of its intent to fully exercise the Replacement Warrant (defined below in Item 6 herein) and the termination of the Proxy Rights (defined below in Item 6 herein), during the past sixty days immediately preceding the date of this Amendment No. 3 to Schedule 13D, the Reporting Person did not effect any other transactions in any securities of the Company.

The shares issuable to the Reporting Person under the Replacement Warrant (and therefore the Reporting Person’s beneficial ownership thereof) are subject to a dispute between the Company and the Reporting Person, as disclosed in Item 6 of this Amendment No. 3 to Schedule 13D, which is incorporated herein by reference. The information set forth in Item 6 herein is hereby incorporated by reference into this Item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

(i) Item 6 of the Schedule 13D is hereby amended by adding the following paragraph after the final paragraph:

The Reporting Person has obtained a copy of a Current Report on Form 8-K that the Company filed on June 8, 2007. In such Form 8-K, the Company indicated, among other things, that it had notified the Reporting Person that it is in default under the “Warrant” and that “the Company may now terminate its obligations under the Warrant.” As of June 11, 2007, the Reporting Person’s manager had not received a notice from the Company regarding a termination of the Replacement Warrant. The Reporting Person does not believe that the Company has the right to terminate its obligations under the Replacement Warrant. The Reporting Person believes that the Replacement Warrant remains in effect and provides the basis for the beneficial ownership reported by the Reporting Person and Horvath of the shares subject to the Replacement Warrant.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

(i) Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit Number	Description of Exhibit
10.1	Stock Redemption and Debt Restructuring Agreement dated May 11, 2007.

10.2	Stock Assignment dated May 11, 2007.

10.3	Assignment of Contract Proceeds dated May 11, 2007.

10.4	Promissory Note dated May 11, 2007.

10.5	Trust Receipt #5-9-07-1 dated May 11, 2007.

10.6	Trust Receipt #5-9-07-2 dated May 11, 2007.

10.7	Resignation of Mark R. Horvath dated May 11, 2007.

10.8	Side Letter dated May 11, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2007	Horvath Holdings, LLC

	By:	/s/ Mark R. Horvath
		Name:	Mark R. Horvath
		Title:	Manager

Dated: June 12, 2007

/s/ Mark R. Horvath
	Name:	Mark R. Horvath